THE MEMBERSHIP INTEREST REFERRED TO IN THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT IS SUBJECT TO THE PROVISIONS OF SUCH OPERATING AGREEMENT. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTEREST REFERRED TO IN THIS OPERATING AGREEMENT MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT. THE MEMBERSHIP INTEREST REFERRED TO IN THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, GIFTED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

OPERATING AGREEMENT
OF
ESPANITA TEQUILA COMPANY, LLC
A WYOMING LIMITED LIABILITY COMPANY

Effective Date: January 15, 2020

SECTION 1. FORMATION

1.1 Agreement. The Members hereby enter into this Operating Agreement ("Agreement") to regulate the affairs of Espanita Tequila Company, LLC (the "Company") and the conduct of its business, and to govern relations among the Members and the Company upon the terms and conditions set forth herein.

1.2 Formation. The Members formed a limited liability company on January 15, 2020 upon the terms and conditions provided in this Agreement, subject to the provisions of the Wyoming Limited Liability Company Act (the "Act"), Title 17, Chapter 29 of the Wyoming Code as amended from time to time. The parties intend that the Company shall be taxed as a c-corporation subject to taxation pursuant to Subchapter C of Chapter I of the Code (a "C Corporation") and will make and maintain all filings and elections to preserve such status of the Company.

1.3 Managing Member. The Company is a manager-managed limited liability company. The Managing Member (the "Manager") of the Company is SPIRITED VENTURES I, LLC, a Wyoming limited liability company. Spirited Ventures I, LLC is an IP-holding company that holds a registered Trademark for Espanita® tequila as well as copyrights, trade secrets, designs, production know-hows and other intellectual property assets (collectively, the "IP Assets") related to Espanita® tequila.

1.4 Name. The name of the Company is ESPANITA TEQUILA COMPANY, LLC. The Manager may change the name of the Company from time to time without the consent of any Member by filing the requisite documents with the Secretary of State of the State of Wyoming or as otherwise required under Applicable Law. The Manager shall give prompt notice

to the Members of any change to the name of the Company and any related amendment to the Articles of Organization or this Agreement. The Company may conduct business under any assumed or fictitious name required by Applicable Law or otherwise deemed desirable by the Manager.

1.5 Principal Place of Business. The principal place of business of the Company is 109 E. 17th Street, Suite 450, Cheyenne WY 82001. The principal place of business can be changed by the Company's Manager at any time without the consent of any Member. The Manager shall give prompt notice of any such change to each of the Members.

1.6 Designated Office and Agent for Service of Process. The Company's initial designated office will be a 109 E. 17th Street, Suite 450, Cheyenne WY 82001 and the name of its initial agent for service of process at that address will be Registered Agents of Wyoming, LLC. The Company's designated office and its agent for service of process may be changed by filing a notice of the change with the Secretary of State of the State of Wyoming. The registered agent and designated office address may be changed by the Manager from time to time without consent of any Member.

1.7. Term. The Company shall begin on the date of filing its Articles of Organization with the Secretary of State of the State of Wyoming and shall continue in existence perpetually until the Company is terminated in accordance with the provisions of this Agreement.

1.8 Purpose and Powers. The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

SECTION 2. DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Section 2 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Wyoming Limited Liability Company Act.

"Act" means Wyoming Limited Liability Company Act, as may be amended from time to time.

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Allocable Share" means a certain percentage of Net Assets of Spirited Ventures I, LLC that are subject to distribution during winding up and liquidation of the company following the Brand Sale, which is attributable to the Holder of Capital Interests in the amount that is equal to Percentage Interest that the Holder of Capital Interests had in Espanita Tequila Company, LLC as a Member on the Dissolution Date.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Bankruptcy" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) business days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"Brand Sale" means a sale of all or substantially all intellectual property assets related to Espanita® tequila by Spirited Ventures I, LLC to a bone-fide third-party buyer in an arm-length transaction.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the State of Wyoming are authorized or required to close.

"Capital Contribution" means, for any Member, the total amount of cash and cash equivalent and the adjusted basis for federal income tax purposes of any property contributed to the Company by such Member.

"Capital Interest" means an interest that entitles the holder to a distribution of his or her Allocable Share of the Net Assets upon winding up and a complete liquidation of the Spirited Ventures I, LLC following the sale of all or substantially all Espanita Tequila's IP Assets in an arm-length transaction.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Units" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement.

"Dissolution Date" means the effective date of the written Notice of Dissolution issued by the Manging Member to the Company's Members and Note Holders subject to the terms of Section 13.2 of this Agreement.

"Electronic Transmission" means any form of communication, including communication by use of or participation in one or more electronic networks or databases, not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Equity Securities" means any and all Membership Interests of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Membership Interests, and warrants or other rights to acquire such Membership Interests.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A", "Exhibit B", and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Fiscal Year" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Initial Member" means any Person identified on the Membership Interest Issuance/Transfer Ledger attached to this Agreemenet as Exhibit A as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof.

"Joinder Agreement" means the joinder agreement in form and substance attached hereto as Exhibit B.

"Lien" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"Manager" means each person who has authority to manage the business and affairs of the Company pursuant to this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members of the Company are listed on Membership Interest Issuance/Transfer Ledger attached hereto as Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Wyoming Limited Liability Company Act, together with the obligations of the Member to comply with all the terms and provisions of this Agreement.

"Net Assets" are the assets of the Company after the Liquidator discharges the Company's debts, obligations, or other liabilities and establishes reserves for contingent or unliquidated liabilities or obligations.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided. For each Member, the Ownership Interest means that percentage which is obtained by dividing the Units held by the Member by the total of all Units held by all the Members.

"Percentage Interest" means the percentage of ownership in the Company that. With respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(i) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(ii) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

Percentage Interest = MU / TU

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Preferred Units" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Preferred Units" in this Agreement.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"Restricted Capital Interest" means a capital interest that is non-transferable by the Holder to any Person or entity.

"Securities Act" means the Securities Act of 1933 and the rules and regulations thereunder, which shall be in effect at the time.

"Spouse" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Transfer" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Units" mean units of ownership in the Company that, with respect to each Member, entitles the Member to Membership Interest which is expressed as the number of Units set forth opposite the name of each Member in the Membership Interest Issuance/Transfer Ledger, as may be adjusted from time to time pursuant to this Agreement.

SECTION 3. RELATIONSHIP OF AGREEMENT TO THE ACT

3.1 Relationship between Agreement and the Act. The rights, powers, duties, obligations, and liabilities of the Members and the Manager shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member or the Manager are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

SECTION 4. CAPITAL STRUCTURE AND MEMBERSHIP INTERESTS

4.1. General. The membership interests in the Company shall be divided into two classes of interests referred to herein as "Common Interests" and "Preferred Interests". The Common Interests and the Preferred Interests shall be issued in Unit increments (each a "Unit" and collectively, the "Units").

There shall be initially authorized Fifteen Million (15,000,000) Units of voting Common Interests (the "Common Units") and Twelve Million (12,000,000) Units of non-voting Preferred Interests (the "Preferred Units"). The number and type of Units allocated to each Member is set forth on Exhibit A "Membership Interest Issuance/Transfer Ledger". By reason of the application of the various provisions of this Agreement, the attributes

of each Unit as to the other Units may or may not be identical. The Units may also be subject to vesting as determined by the Manager.

4.2. Company Units rights and privileges.

(a) Issuance of Preferred Units. Subject to compliance with Section 4.1, the Company is hereby authorized to issue a class of non-voting Units designated as Preferred Units. As of the date hereof, no Preferred Units are issued and outstanding to the Members.

(b) Issuance of Common Units. Subject to compliance with Section 4.1, the Company is hereby authorized to issue a class of voting Units designated as Common Units. As of the date hereof, Fifteen Million (15,000,000) Common Units are issued and outstanding in the amounts set forth on the Exhibit A titled "Membership Interest Issuance/Transfer Ledger" opposite each Member's name.

4.3 Certification of the Units. The Units shall not be certificated. The Manager shall update Exhibit A "Membership Interest Issuance/Transfer Ledger" to reflect the issuance of additional Units or any transfers of Units made in compliance with the terms of this Agreement. In the event that the Manager shall issue certificates representing Membership Interests, then in addition to any other legend required by the Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A COMPANY OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, HYPOTHECATION, ENCUMBRANCE, OR OTHER DISPOSITION OF THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH COMPANY OPERATING AGREEMENT. THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, GIFTED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

4.4. Creation of New Preferred Series. The Manager is authorized to designate that the authorized Preferred Units are divided into and issued from time to time in one or more new series as may be fixed and determined by the Manager and the designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions of the Preferred Units of each such series shall be such as shall be determined by the Manager in the exercise of its sole discretion and reflected in a written action or actions approved by the Manager (each a "Series Designation"). Except as otherwise expressly set forth herein or in any Series Designation, each Series Designation may be adopted without any action of the Members and each Series Designation that is adopted by the Manager shall be deemed to be (and shall automatically become) an amendment to this Agreement with the terms of such Series Designation being incorporated herein.

4.5. Issuance of Additional Units. The Manager is authorized, in its sole discretion, to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Manager shall determine, all without the approval of any Members, unless such approval is required by the Applicable Law. Each Unit shall have the rights and be governed by the provisions set forth in this Agreement. Except to the extent expressly provided in this Agreement, no Units shall entitle any Member to any preemptive, preferential, or similar rights with respect to the issuance of Units.

4.6. Other Securities. The Manager is authorized, in its sole discretion, to issue additional securities of the Company, which may include, without limitation, unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, options, rights or warrants to purchase Units, including equity-based awards to executives, employees, and consultants, or any combination of any of the foregoing, from time to time ("Additional Securities"), to any Persons on terms and conditions established in the sole and complete discretion of the Manager, all without the approval of any Member, unless such approval is required by the Applicable Law. Subject to Section 4, there shall be no limit on the number of other Additional Securities that may be so issued, and the Manager shall have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of any such Additional Securities.

SECTION 5. MANAGEMENT OF THE COMPANY

5.1 Management of Company by Manager.

(a) Manager. The Company is a manager-managed limited liability company. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Manager. SPIRITED VENTURES I, LLC, a Wyoming limited liability company, is the Manager of the Company and shall have such rights, duties and powers as are specified in this Agreement, or conferred upon the Manager by the Members. The Members acknowledge and agree that it is the intention of the Members to confer upon the Manager full, complete and absolute power and authority to manage and conduct the business and affairs of the Company to the maximum extent permitted by the Act. A Member, unless also appointed (or hired) as a Manager, officer or other employee, shall not participate in the day-to-day operations of the business affairs of the Company and, if so appointed (or hired), shall participate only within the scope of authority of such position as set forth in the Agreement or elsewhere as determined by the Manager. A Manager need not be a Member.

(b) Powers of the Manager. The Manager shall have, and is hereby granted, full and complete power, authority, and discretion for, on behalf of, and in the name of the Company, to take such actions as it may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company. Manager shall preside at all meetings of the Members. Subject to the limitations and restrictions set forth in this Agreement, Manager shall act on behalf of the Company in all matters affecting the day-to-day management and supervision of the Company and its business affairs, and shall have all rights and powers generally conferred by law or otherwise necessary, advisable or consistent therewith including but not limited to:

i. Executing, delivering, and performing contracts and agreements;

ii. Collecting accounts receivable;

iii. Incurring and paying accounts payable;

iv. Borrowing money on the LLC's behalf;

v. Lending money to Persons and entities;

vi. Raising funds for the Company through private placements, crowdfunding platforms or initial public offering;

vii. Acquiring or leasing the LLC's real or personal property;

viii. Hiring and terminating attorneys, consultants, accountants, and other employees or independent contractors on the LLC's behalf;

ix. Instituting, prosecuting, defending, and settling any legal, arbitration, or administrative actions or proceedings on behalf of or against the LLC;

x. Paying taxes, assessments, rents, and other impositions applicable to the LLC and its assets;

xi. Opening and maintaining bank accounts;

xii. Selling or otherwise disposing of or transfeing assets of the Company in the ordinary course of business.

(c) Election of the Manager. Upon the removal, resignation, or other event causing SPIRITED VENTURES I, LLC to cease to be the Manager, a successor Manager may be chosen by a 75% majority of the holders of Company's voting Common Units. A Manager shall hold office until the Manager resigns or shall be removed or otherwise disqualified to serve per terms of the Section 5.1 (d), or the Manager's successor is elected and qualified.

(d) Removal and Resignation of the Manager. Any Manager may be removed, with or without cause, by an affirmative vote of the Members who own more than 75 percent (75%) of the total voting Common Units of the Company. The removal or resignation of the Manager shall not constitute an expulsion or withdrawal of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member.

(e) No Personal Liability of Manager. Except as otherwise provided in the Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, including a debt, obligation, or liability under a judgment, decree, or order of a court, solely by reason of being or acting as a Manager.

(f) Manager Fees and Costs. The Company shall pay to the Manager only such compensation for services performed for the Company as may be approved by a 75% majority vote of Common Unit holders. The Company shall reimburse the Manager for any expense paid by the Manager that the Company properly should bear. Any compensation paid to the Manager as approved herein, shall be separate and unrelated to any royalty payments due to Spirited Ventures I, LLC, with respect to the Trademark Licensing Agreement.

5.2. Officers of the Company.

(a) Appointment of Officers. The Manager may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to the Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager, with or without cause, at any time. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer, Controller, Secretary or Assistant Secretary. As of the date of this Agreement, the Company's Officers are:

Maryna Wilson, President and CEO.

(b) Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Manager at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

(c) Salaries. The Company may pay such compensation to an officer or employee of the Company pursuant to an employment agreement or other arrangement as may be determined by the Manager.

(d) Signing Authority of Officers; Termination of Authority. The Manager may authorize any officer or officers to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company. Such officer or officers may sign all checks, drafts, and other instruments obligating the Company to pay money. Any officer, acting alone, shall be authorized to sign contracts and obligations on behalf of the Company, if authority to do so is granted by either of the Manager. Such authority may be terminated by the Manager.

5.3. Manager's Performance of Duties, Limited Liability to Company, Members and Assignees. Neither Manager shall be liable to the Company or to any Member or Assignee for any loss or damage sustained by the Company or any Member or Assignee, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager or Officer. The Manager shall perform his or her duties in good faith, in a manner it reasonably believes to be in the best interests of the Company and its Members and Assignees, and with such care, including reasonable inquiry, as an ordinarily prudent Person in a like position would use under similar circumstances. If the Manager or officer so performs his or her duties as the Manager or officer, as the case may be, the Manager or officer shall not have any liability by reason of being or having been the Manager or an officer. In performing his or her duties, the Manager and each officer shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following Persons or groups unless the Manager or officer has knowledge concerning the matter in question that would cause such reliance

to be unwarranted and provided that the Manager or officer acts in good faith and after reasonable inquiry when the need therefor is indicated by the circumstances:

(a) One or more officers, employees or other agents of the Company whom the Manager or officer reasonably believes to be reliable and competent in the matters presented; or

(b) Any attorney, independent accountant, consultant, or other Person as to matters which the Manager or officer reasonably believes to be within such Person's professional or expert competence.

SECTION 6. MEMBERS

6.1. Rights or Powers. The Members shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way.

6.2. Voting Rights. Holders of Common Units, except as otherwise provided herein, are entitled to vote on any matters to be put to a vote of the Members. Holders of Preferred Units will not have any voting rights with respect to any matter to be put to a vote of the Members, except as expressly required by the Act and as provided in Section 13.2(a) of this Agreement.

6.3. Restrictions on Members. No Member, except a Member who is also a Manager or an Officer of the Company and who is acting in the capacity of a Manager, may do any of the following:

a) Borrow from or lend money on behalf of the Company;
b) Bind the Company in any agreement or contract;
c) Sell, mortgage, lease, or otherwise dispose of or encumber Company property;
d) Sell, assign, pledge, encumber, or mortgage a Member's Interest in the Company;
e) Purchase real or other property on behalf of the Company; or
f) Exercise or represent to any third party that the Member has the right to exercise any of the powers of a Manager described in this Agreement or otherwise.

6.4. Loans from and Transactions with Members and Managers. The Company, on terms negotiated by the Manager, may borrow money from and otherwise transact with a Member. Borrowing from or engaging in other transactions with one or more Members (whether or not a Manager) does not obligate the Company to provide comparable opportunities to other Members. No Member or Manager shall be required to personally guarantee any loan, transaction, or other obligation of the Company.

6.5 Additional Contributions. No Member shall be required to make any additional capital contributions to the Company for any purposes.

6.6 Return of Contributions. No Member, Substitute Member, Assignee, or Charging Order Holder has the right to demand or receive a return on or of its Capital Contributions or to withdraw from the Company without the unanimous consent of all Members.

6.7. Members Liability. No Member shall be liable under a judgment, decree or order of a court, or in any other manner for the Debts or any other obligations or liabilities of the Company. A Member shall be liable only to make its Capital Contributions and shall not be required to restore a deficit balance in its Capital Account or to lend any funds to the Company or, after its Capital Contributions have been made, to make any additional contributions, assessments or payments to the Company. The Manager shall not have any personal liability for the repayment of any Capital Contributions of any Member.

6.8. Partition. While the Company remains in effect or is continued, each Member agrees and waives its rights to have any Company property partitioned, or to file a complaint or to institute any suit, action or proceeding at law or in equity to have any Company Property partitioned, and each Member, on behalf of itself, its successors and its assigns hereby waives any such right.

6.9. Transactions Between a Member and the Company. Except as otherwise provided by Applicable Law, any Member may, but shall not be obligated to, lend money to the Company, act as surety for the Company and transact other business with the Company and has the same rights and obligations when transacting business with the Company as a person or entity who is not a Member. A Member, any Affiliate or an employee, stockholder, agent, director or officer of a Member or any Affiliate, may also be an employee or be retained as an agent of the Company. The existence of these relationships and acting in such capacities will not result in the Member being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member.

6.10. Member Meetings.

(a) Meetings. A meeting of Members may be called by the Manager or by a Member holding at least ten percent of the Ownership Interests.

(b) Notice. Notice of the date, time, and place of all meetings must be given to each Member in writing not earlier than 60 days nor less than 10 days before the meeting date. The notice must be mailed to each Member at the Member's address as shown on the Company's records and must include a description of the purpose or purposes for which the meeting is called.

(c) Place of Meetings. The Company may hold meetings of the Members from time to time at the Company's principal offices or such other place as the Manager shall designate. During health pandemics, any Member may participate in a meeting by means of a conference call or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting provided that at Manager's sole determination such meeting will protect confidential information.

(d) Action in lieu of meeting. An action requiring the consent of Members under this Agreement may be taken without a meeting, and a Member may appoint a proxy or other agent to consent or otherwise act for the Member by signing an appointing record, personally or by the Member's agent.

(e) Quorum and Voting. A Member may be represented at a meeting of Members, and may vote Common Units, in person or by written proxy. The presence at a meeting of Members, in person or by proxy, of Members holding more than 50 percent of the Common Units constitutes a quorum. Each Member is entitled to vote the Member's Ownership Interest that such Member has in Common Units of the Company. Except as otherwise provided in the articles of organization, this Agreement, or the Act, a matter submitted to a vote at a meeting of the Members will be approved if a majority of the Ownership Interests voted on the matter are voted in favor of the matter.

6.11. Investor Members. In acquiring a Membership Interest in the Company, each Member (alternatively, the Investor Member) represents and warrants that he is acquiring such Membership Interest for his or her own account for investment and not with a view to its sale or distribution and agrees that he or she will hold such Units indefinitely unless: (a) the Transfer thereof is registered under applicable Securities Laws; or (b) an exemption from such registration is available and, if required by the Company, an opinion of counsel for the Company, in form and substance satisfactory to the Company and its counsel, is obtained to that effect. The requirements of this Section 6.11 are in addition to any other restrictions on the Transfer of Units set forth in this Agreement. Each Member recognizes that an investment in a Membership Interest in the Company is speculative and involves substantial risk. Each Member further represents and warrants that neither the Company nor any other Member has made any guaranty or representation upon which he has relied concerning the possibility or probability of Profits, Losses or Distributions as a result of his or her acquisition of a Membership Interest in the Company.

6.12. Investment Restriction. Each Member recognizes that: (a) the membership interest in the Company have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and Wyoming securities laws, in reliance upon exemptions from such registration, (b) a Member may not sell, offer for sale, or transfer all or any part of his or her membership interest in the Company in the absence of an effective registration statement covering such membership interest under the Securities Act and State securities laws unless such sale, offer for sale, or transfer is exempt from registration under the Securities Act and State securities laws, (c) the Company has no obligation to register any Member's interest for sale, or to assist in establishing an exemption from registration for any proposed sale, offer for sale or transfer and (d) the restrictions on transfer under this Agreement may severely effect the liquidity of a Member's investment.

6.13. Similar or Competitive Activities; Business Opportunities. Nothing contained in this Agreement shall prevent any Member, Manager, Officer or any of the Company's Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Company. None of the Members, Managers, officers nor any of their Affiliates shall be obligated to account to the Company or to the other Members for any profits or income earned or derived from such other activities or businesses. None of the Members, Managers, officers nor any of their Affiliates shall be obligated to inform the Company or the

other Member of a business opportunity of any type or description provided that such Members, Managers and Officers are in compliance with provisions of Section 11.

SECTION 7. TAXATION

7.1. Fiscal year. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes shall initially be the calendar year.

7.2. Election to be taxed as C-Corporation. The Members agree that the Company shall be C Corporation within the meaning of the Code to be taxed as such for federal and state income tax purposes under Treasury Regulations §301.7701-3, as amended, effective as of the date of this Agreement and at all times thereafter. No Member shall take any action or fail to take any action which he, she or it knows or should know will result in the termination of the Company's C Corporation election (the "Election"); and, if any such act or failure to act shall occur, such Member shall immediately take such steps that may be required to prevent the termination of the Election. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Manager; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a C Corporation for federal and state income tax purposes. In the event that the Company's Election is terminated because of any Member's act or failure to act which he, she or it knew or should have known would result in such termination, such Member shall indemnify the other Members for any loss or liability incurred on account of such termination, including, without limitation, any federal and state income taxes directly attributable to such termination.

7.3. Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

7.4. No Distribution. In accordance with the terms of the Agreement, in the Company's sole discretion, no distributions or any other payments, including tax distributions or any other payments shall be made to Members by the Company except as provided in the Section 13.5 herein.

SECTION 8. PROHIBITION ON ASSIGNMENT OF INTEREST; NEW MEMBERS.

8.1 General Restriction. No Member shall make any transfer, gift, assignment, sale, pledge, encumbrance or other disposition (each a "Disposition") of Member's Membership Interest unless the Disposition is approved by the Manager in its sole discretion and otherwise made in accordance with the provisions of this Section 8. The Manager shall have the right, in its sole discretion, to waive any or all of the restrictions on Disposition set forth in this Section

8 in connection with any particular Disposition of Units. Any Disposition contrary to the provisions of this Section 8 shall be void. The Members agree that any proposed Disposition or offer of Disposition contrary to the provisions of this Section 8 would result in irreparable harm to the Company and the other Members, and that the Company and the other Members shall each accordingly be entitled to injunctive relief in any court or other forum of competent jurisdiction for the purpose of restraining or rescinding such Disposition or offer of Disposition. This remedy shall be in addition to and not exclusive of any other remedy available to the Company or the other Members at law or in equity or pursuant to any other provision of this Agreement. Each Member acknowledges that the interest of the Member in the Company has not been registered under the Securities Act of 1933 or applicable state securities laws in reliance upon exemptions from registration and that the resale or other transfer of the interests of Members is restricted by applicable provisions of the Securities Act of 1933 and applicable state securities laws. Each Member agrees that the Member's interest may not be offered for sale, sold, transferred, pledged, or otherwise disposed of unless the interests of the Members in the Company are registered under the Securities Act of 1933 and applicable state securities laws or unless an exemption from registration is otherwise available. **NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, THE INTEREST OF A MEMBER IN THE COMPANY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF BY A MEMBER IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGER THAT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.**

8.2. Dispositions to Permitted Transferees. A Member shall be entitled to Dispose of all or any part of such Member's Units (whether now owned or hereafter acquired) to the following Persons (each, a "Permitted Transferee"), if the transferee agrees in writing to be bound by the provisions of this Agreement and the transfer to such Permitted Transferee will not adversely affect the tax consequences for any Member or for the Company, as determined in the reasonable judgment of the Manager: (i) the spouse, immediate family members and lineal descendants of such Member and any spouse thereof, (ii) a trust for the benefit of any of the foregoing, (iii) a partnership or other entity all of the owners of which are included within the foregoing, (iv) in the case of a Member which is not an individual, to one or more of its subsidiaries in which it owns more than 50% of the outstanding voting equity interests, an affiliate, or to a Person succeeding it by merger, consolidation or the purchase of substantially all of its assets, or to a Person owning more than 50% of the outstanding voting equity interests in it, or (v) an existing Member of the Company. In the case of clause (iv) above, such transferred Units will be reacquired from such subsidiary by the parent before any Disposition is made by such parent of any shares of such subsidiary which would result in ownership by such parent of 50% or less of the outstanding voting equity interests of such subsidiary. Any such Permitted Transferee shall not become a Member unless all of the provisions of Section 8.8 have been satisfied.

8.3. Right of First Refusal. Except for Dispositions to Permitted Transferees described in Section 8.2 no Member may Dispose of all or any portion of his, her or its Units without first complying with the provisions of this Section 8 unless compliance with this Section 8 has been waived by the Manager. Any attempted Disposition of a Member's Units, or any part thereof, not in compliance with this Section 8 will be null and void ab initio.

(a) If a Member (for purposes of this section, the "Selling Member") wishes to sell, transfer or assign his, her or its Units in the Company or any portion thereof through a voluntary sale, the Selling Member shall first notify the Company, in writing, of the identity of the proposed purchaser or purchasers, the number of Units to be sold (the "Offered Units"), and the proposed price and terms of sale. Once such notice is given, it is irrevocable. The Company shall thereupon have a right of first refusal to purchase the Offered Units at the price and on the terms proposed to, or offered by the proposed purchaser or purchasers. No Member shall encumber his, her or its Units without the prior written consent of the Manager which may be conditioned as the Manager determines in its sole discretion.

(b) The Company shall give written notice to the Selling Member of its intention to exercise its right of first refusal within thirty (30) days following receipt of the notice from the Selling Member. The Company's notice of intention shall specify the amount of the Offered Units it intends to purchase. If the Company does not exercise its right to purchase, or if it exercises its right to purchase with respect to less than all of the Offered Units, the Company shall notify the Selling Member and the other Member(s) in writing, within such thirty (30) days, providing such other Member(s) with a copy of the Selling Member's original notification and a copy of the Company's notice of intention with respect to its right of first refusal. The other Member(s) shall have the right to purchase any of the Offered Units not purchased by the Company at the same price and terms as were available to the Company. In order to exercise such purchase rights, the other Member(s) (for purposes of this section, the "Purchasing Member(s)") shall, within thirty (30) days after receiving notice from the Company that it intends to purchase none or less than all of the Offered Units, deliver to the Company and the Selling Member a written notice of intention to exercise the right to purchase so many of the Offered Units as such Member may desire to purchase. If the total number of the Offered Units that the Purchasing Member(s) desire to purchase exceeds the amount of the Offered Units, each such Purchasing Member(s) shall have priority, up to the amount of the Offered Units set forth in his written election, to that fraction of the Offered Units in which the numerator is the interest in the Company owned by the Purchasing Member(s) giving notice of intention to purchase and the denominator is the amount of the interests in the Company owned by all Purchasing Members giving notice of intention to purchase (the "pro rata share"). Should any of the Purchasing Member(s) desire to purchase Offered Units in excess of such Purchasing Member's pro rata share, and should any such Offered Units remain after allocation to each Purchasing Member of the lesser of (i) the percentage of the Offered Units that such Purchasing Member has elected to purchase, or (ii) such Member's pro rata share of the available Offered Units, then, unless the Purchasing Member(s) desiring such remaining Offered Units shall agree upon some other basis for allocation, any such remaining Offered Units shall be allocated to the remaining Purchasing Member(s) desiring to purchase the remaining Offered Units, pro rata based on that fraction of the remaining Offered Units in which the numerator is the interest in the Company owned by the remaining Purchasing Member giving notice of intention to purchase and the denominator is the number of Units owned by all remaining Purchasing Member(s) giving notice of intention to purchase the remaining Offered Units, until all of the Offered Units have been purchased or all of the remaining Purchasing Member(s) have purchased all of the remaining Offered Units which they elected to purchase. The Selling Member and all Purchasing Member(s) shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Units pursuant to the terms of this Section 8.3.

(c) If the Company and/or the other Member(s) do not give written notice of an intention to exercise the right to purchase, within the time period provided herein, with respect to all of the Offered Units, the Company and/or the other Member(s) shall not be entitled to purchase any of the Offered Units and the Selling Member shall then be free for a period of ninety (90) days thereafter to sell all of the Offered Units, to the same purchaser or purchasers, at the same price and on the same terms as set forth in the Selling Member's notice of intended sale. If such sale is not consummated within such ninety (90) days, the Offered Units may not be sold by the Selling Member without again complying with the provisions of this Section 8.3.

(d) After giving any written notice, the Selling Member shall have no right to participate, as a Member or Manager, in the Company's decision on whether or not to purchase the Offered Units. In the event of such required participation, the Selling Member agrees to cooperate with the Manager and the other Member(s) in every reasonable way to effectuate the purposes of this Agreement. Except as provided herein, the Selling Member shall be bound by the restrictions and limitations imposed by this Agreement after any notice of Offered Units is given and whether or not any such sale actually occurs.

(e) Notwithstanding any other provision contained in this Agreement, any transferee, other than to an existing Member or Permitted Transferee, of a Member's Units, or any portion thereof without first obtaining the consent of the Manager and otherwise complying with Section 8.8., is an Assignee, but not a Substitute Member. An Assignee shall have no right to participate in the management of the business and affairs of the Company, or to become a Member, or obtain any of the voting and other rights of Members described herein and to have rights to access book and records of the Company. The Assignee is only entitled to receive the share of profits or other compensation by way of income, and the return of contributions to which the transferor Member would otherwise be entitled if specifically provided for in this Agreement. An Assignee, however, shall be subject to all of the terms, conditions, restrictions and obligations of this Agreement. Any such transferee shall execute and deliver to the Company a written assumption agreement in form satisfactory to the Company, which assumption agreement shall contain an agreement by the transferee to be bound by all the terms and conditions and to assume all obligations of the transferring Member under this Agreement.

8.4. Co-Sale Rights. If any Member, acting alone or in concert with other Members or other holders of Units (collectively, the "Co-Sale Sellers"), shall propose to Dispose of Units to a purchaser or related group of purchasers (excluding Dispositions to Permitted Transferees) in a single transaction or related series of transactions, then each Member who is not a Co-Sale Seller shall have the right to require, as a condition to said Disposition, that the purchaser or purchasers purchase, on the same terms and conditions and at the same price per Unit as offered to the Co-Sale Sellers, that number of Units equal to the product obtained by multiplying (x) the aggregate number of Units proposed to be sold by the Co-Sale Seller(s) by (y) a fraction, the numerator of which is the number of Units at the time owned by each Member exercising rights under this Section 8.4., and the denominator of which is the aggregate number of Units at the time owned by the Co-Sale Sellers and the Members exercising rights under this Section 8.4., and the number of Units to be sold by the Co-Sale Sellers shall be reduced accordingly.

8.5. Drag-Along Rights. If at any time the Members, acting alone or in concert with other Members (collectively, "Drag-Along Sellers") shall propose to sell, transfer or assign Units to a purchaser or related group of purchasers (excluding Permitted Transferees), in a single transaction or related series of transactions, constituting fifty percent (50%) or more of the then outstanding Units, the Drag-Along Sellers shall have the right to require that all other Members or other holders of Units sell, on the same terms and conditions and at the same price per Unit as offered to the Drag-Along Sellers, that percentage of the Units of each such Member or other holder of Units as equals the percentage of all Units owned by the Drag-Along Sellers which are included in such transaction.

8.6. Sale Transaction. The Members agree that if at any time a Majority of Members notify the Members in writing (a "Sale Transaction Notice") of the desire to consummate a Sale Transaction with respect to the Company, specifying the price at which it would be willing to consummate such a Sale Transaction, then each Member shall use its respective reasonable best efforts to take all such actions as may be necessary to effect such a Sale Transaction, with respect to the Company and its subsidiaries, if any. With respect to a Sale Transaction, the Members shall use such reasonable best efforts to effect such Sale Transaction, including voting their Common Units in favor of such Sale Transaction, tendering their Units, if applicable, to the purchaser thereof upon payment therefor and consenting to the retention by the Company of an investment banker reasonably satisfactory to the Manager to market the Company. In any such Sale Transaction, the consideration paid per Unit shall be the same for each Unit or, if there exists more than one class of Units, then the consideration paid per Unit shall be the same for each Unit of the same class. As soon as practicable following the completion of any such Sale Transaction, the Company shall distribute to the Members the net proceeds of such Sale Transaction, after the satisfaction of all obligations of the Company and its subsidiaries, including indebtedness for borrowed money and the costs and expenses incurred in connection with such Sale Transaction. If a Member should fail to deliver any requisite documentation or take any requisite action in order to effectuate the Sale Transaction, said Member hereby grants to the Company, and any representative designated by the Manager without further action, a limited irrevocable power of attorney to effect such Sale Transaction on behalf of such Member, which power of attorney shall be deemed to be coupled with an interest. For purposes of this Section 8.6., "Sale Transaction" means a transaction including the sale of all or substantially all of the entire business of the Company, including all of its subsidiaries, if any, whether by sale of the Units of the Company, sale of the equity interests in any subsidiaries, sale or lease of assets of the Company and/or its subsidiaries, merger or other business combination, or any combination of the foregoing and includes, without limitation, any transaction for which Section 8.5. applies.

8.7. Duration of Sections 8.3 through 8.6. The provisions of Sections 8.3 through 8.6 of this Agreement shall be in effect only until the date, if any, on which the sale of Units pursuant to the first registration statement filed by the Company (or any affiliate or successor thereof formed for the purpose of effecting such registration) with the Securities and Exchange Commission for purposes of registering for sale any Units (or interests in such a successor or affiliate) in a public offering under the Securities Act of 1933, as amended, including a public offering under Regulation A of the Securities Act of 1933, as amended, is consummated, or such other date as the Manager and a Super Majority of Members may determine.

8.8. Additional or Substituted Member.

(a) New Member. A Person will be admitted to the Company as an additional or substituted Member if, and only if, the following conditions are satisfied:

i. The admission of such Person (i) shall have been consented to by the Manager, or (ii) the Person shall have received its interest in compliance with this Section 8 and provided all relevant evidence of such fact, and such other information reasonably required by the Manager, to the Manager;

ii. The Person shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Member including but not limited a form of Joinder Agreement;

iii. The assignor and assignee shall pay all costs and fees incurred by the Company to effect the transfer and addition or substitution; and

iv. Such admission will not cause a violation of Section 8 of this Agreement or any Applicable Law.

(b) Assignees. Unless named in this Agreement, or unless admitted to the Company pursuant to Section 8, no Person shall be considered a Member. If an assignee or transferee of a Member does not become a Member pursuant to Section 8.8.(a) the Assignee shall not have any rights to require any information on account of the Company's business, to inspect the Company's books and records, to access any information that Manager, at it sole discretion, classifies as Confidential or to vote on or otherwise take part in the affairs of the Company. An Assignee who is not a Member shall not have the right to vote at any meeting of Members.

(c) Membership Schedule. Each time a Person is added as a Member of the Company pursuant to this Section 8.8. the Manager shall cause Exhibit A titled "Membership Interest Issuance/Transfer Ledger" to be amended to reflect such new Member and such new Member's address and the number of Units held by such new Member. Upon any such amendment, the Manager shall distribute a copy of the amended Exhibit A to all of the Members.

8.9. Additional Restrictions on Transfers. No transfer or assignment of Units shall be made if such disposition would (i) violate the provisions of any federal or state securities laws; or (ii) violate the terms of (or result in a default or acceleration under) any law, rule, regulation, agreement or commitment binding on the Company or any entity in which the Company owns an interest.

8.10. Limitation of Transferee's rights. Any transferee is not entitled to participate in the management or conduct of the company's activities and have access to records or other information concerning the company's activities. In a dissolution and winding up of a limited liability company, a transferee is entitled to an account of the company's transactions only from the date of dissolution. Transferee does not have any voting rights.

SECTION 9. LIMITATION OF LIABILITY

9.1. Indemnitee. As used herein, the term "Indemnitee", in each case shall mean the Managers and any officers, employees, members, or agents of the Company.

9.2. Standard of Care. No Indemnitee shall be liable to the Company or any other Indemnitee for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Indemnitee in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

9.3. Good Faith Reliance. An Indemnitee shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

9.4. Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Indemnitee. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Indemnitee to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Indemnitee.

9.5. Duties. Whenever in this Agreement an Indemnitee is permitted or required to make a decision (including a decision that is in such Indemnitee's "discretion" or under a grant of similar authority or latitude), the Indemnitee shall be entitled to consider only such interests and factors as such Indemnitee desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement an Indemnitee is permitted or required to make a decision in such Indemnitee's "good faith," the Indemnitee shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

9.6. No Personal Liability. Except as otherwise provided in the Act, Applicable Law or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. None of the Members, the Managers or any officers, employees, members or agents of a Member or the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it (i) is or was such Member, Manager, or an officer, employee, member or agent of a Member or the Company, or (ii) is or was serving at the request of the Company

as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on any Member, Manager or any officers, employees, members, or agents of any Member or the Company, for any liabilities of the Company.

SECTION 10. INDEMNIFICATION

10.1. Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify and hold harmless the Managers and any officers, employees, members, or agents of the Company (individually, in each case, an "Indemnitee"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (i) is or was a Manager, or an officer, employee, member, or agent of the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be a Manager, or an officer, employee, member, or agent of the Company, at the time any such liability or expense is paid or incurred; provided, however, that this provision shall not eliminate or limit the liability of an Indemnitee for acts or omissions which involve intentional misconduct, gross negligence or a knowing violation of law. Any right of an Indemnitee under this Section 10 shall be a contract right and as such shall run to the benefit of such Indemnitee. The Company shall indemnify, hold harmless, defend, pay, and reimburse any "Indemnitee" against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Indemnitee may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or,

(ii) such Indemnitee being or acting in connection with the business of the Company as a member, shareholder, Affiliate, manager, director, officer, employee, or agent of the Company, any Member, or any of their respective Affiliates, or that such Indemnitee is or was serving at the request of the Company as a member, manager, director, officer, employee, or agent of any Person including the Company;

provided, that (a) such Indemnitee acted in good faith and in a manner believed by such Indemnitee to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) such Indemnitee 's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnitee did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Indemnitee 's conduct was unlawful, or that the Indemnitee 's conduct constituted fraud or willful misconduct.

10.2 Reimbursement. Any repeal or amendment to this Section 10 shall be prospective only and shall not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 10. Such right shall include the right to be paid by the Company expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Act, but the burden of proving such defense shall be on the Company. Neither the failure of the Company to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the Indemnitee is permissible in the circumstances nor an actual determination by the Company that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible.

10.3 Entitlement to Indemnity. In the event of the death of any Indemnitee, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise. If authorized by the Manager, the Company may purchase and maintain insurance on behalf of any Indemnitee to the full extent permitted by the Act.

10.4. Defenses.The Company, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Company Property) shall indemnify, save harmless, and pay all judgments and claims against any Manager relating to any liability or damage incurred by reason of any act performed or omitted to be performed by any Manager in connection with

the business of the Company, including reasonable attorneys' fees incurred by the Manager in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred.

10.5. Expenses. In the event of any action by a Member against any Manager, including a Company derivative suit, the Company shall indemnify, save harmless, and pay all expenses of such Manager, including reasonable attorneys' fees incurred in the defense of such action.

SECTION 11. CONFIDENTIALITY

11.1 Confidentiality Obligations. Subject to the other terms of this Section 11, each party shall hold in strict confidence and shall not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential Information for any purpose other than in furtherance of the Company's objectives. "Confidential Information" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 11, the term "party" shall include the Company.

11.2. Certain Limitations on Confidentiality Obligations.

(a) Disclosure Required by Law. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company and the Manager of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company and the Manager to participate in such process undertaken to protect such information. Each party shall reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed.

(b) Disclosure to Affiliates and Representatives. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those set forth in this section. Each party shall be responsible for any breach of this section by such party's affiliates and respective representatives.

SECTION 12. CONVERSION TO A CORPORATION

12.1. Corporate Conversion. In the event the Manager shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Manager to be in the best interests of the Company, the Manager, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "Corporate Conversion" and such new corporation, the "Issuer Corporation"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Manager in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Manager deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Manager shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Manager, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "Corporate Governing Documents").

12.2. Authorization. In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Manager in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Manager shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Manager may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

12.3. Power of Attorney. As security for the performance of each Member's obligations pursuant to this Section 12, each Member hereby grants to the Manager, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Corporate Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Manager, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents,

with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a public offering pursuant to a registration statement (or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

SECTION 13. DISSOCIATION AND DISSOLUTION

13.1. No Withdrawals or Dissociation. Except as expressly provided herein, no Member or Transferee may withdraw his, her or its Capital Contribution to the Company at any time nor may any Member compel the Company to effectuate any redemption of his, her or its Units.

13.2. Dissolution Triggers. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An unanimous election made by holders of the Common Units and the Preferred Units to dissolve and wind up the affairs the Company;

(b) The Company has no Members;

(c) The sale of all or substantially all the Espanita Tequila's IP Assets held in Spirited Ventures I, LLC to a bona-fide third party by the Managing Member in an arm-length transaction; or

(d) The entry of a decree of judicial dissolution under the Act.

Company's Manager will issue a written Notice of Dissolution upon reaching any of the above mentioned Dissolution Triggers to all Members of the Company and Company's Members agree to propmptly comp-lete and execute written consent form and other documents that may be required by Manager to successfully complete the dissolution process of the Company.

13.3 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.2 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in Section 13.4 and the Articles of Organization shall have been cancelled as provided in Section 13.5.

13.4 Liquidation. If the Company is dissolved pursuant to Section 13.2, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a) Liquidator. The Manager, or, if the Manager is unable to do so, a Person selected by the holders of a majority of the Common Units, shall act as liquidator to wind up the Company (the "Liquidator"). The

Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and distribute them in accordance with Section 13.5.

13.5 Winding up. Upon dissolution, the Liquidator shall discharge the Company's debts, obligations, or other liabilities, settle and close the Company's activities and marshal and distribute the assets of the company. Following liquidation of the assets of the Company, the proceeds thereof must be applied and distributed in the following order of priority:

(i) To creditors of the Company in satisfaction of liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

(ii) To any reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Managers, which reserves may be paid over to an escrow agent by the Managers to be held by such escrow agent for disbursement in satisfaction of the liabilities and obligations of the Company, with any excess being distributed to the Members as provided below; and

(iii) To Members in proportion to their Percentage Interest in the Company based on the total amount of outstanding equity securities as of the date of dissolution.

SECTION 14. REORGANIZATION INTO SPV

Each Investor Member hereby agrees to take any and all actions and sign such documents as may be necessary as determined by the Manager in good faith to be advisable to reorganize the Investor Members into a special purpose vehicle (an "SPV"). Each Investor Member would receive a pro rata share of the SPV equity interests that is equal to the percentage of Preferred Units that such Investor Member owns of the total outstanding Preferred Units and the SPV would, in turn, own all of the Preferred Units such that the Investor Member would then own its same percentage of Preferred Units indirectly through its ownership interest in the SPV. Each Investor Member hereby constitutes and appoints each officer of the Company and the Company's successors and assigns, as Investor Member's true and lawful attorney, with full power of substitution, in the name and stead of the Investor Member, but on behalf of and for the benefit of the Company and its successors and assigns, to sign any and all documents necessary to establish the SPV and to cause the transfer of the Preferred Units to the SPV and to take any other action necessary to comply with this Section 14, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite

and necessary to be done, as fully for all intents and purposes as such Investor Member might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

SECTION 15. LIMITED REPURCHASE RIGHT

If the Company determines, in its sole discretion, that it is likely that within six months of the date of this Agreement the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, the Company shall have the option to repurchase the Preferred Units from the Investor Members for a price equal to the greater of (i) the unpaid Stated Value of the Preferred Unit plus accrued but unpaid distributions thereon, and (ii) the fair market value of the Preferred Units, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value").

SECTION 16. DISPUTE RESOLUTION

16.1. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.2. Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

16.3. Reimbursement of fees and costs. In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

SECTION 17. INFORMATIONAL RIGHTS

17.1. Informational rights applying to Members:
During regular business hours and at a reasonable location specified by the Company, a Member may obtain from the Company and inspect and copy certain information regarding the activities, financial condition and other circumstances

of the company that is limited to: (i) Company's tax returns for the preceding three years, (ii) records of member meetings and Manager's resolutions, (iii) unaudited annual balance sheet and unaudited consolidated statement of income and expense for the preceding two years, compiled by Manager substantially in compliance with GAAP, as is just and reasonable if:

(A) A Member seeks the information for a purpose material to the Member's interest as a member;

(B) The Member makes a demand in a record received by the Company, describing with reasonable particularity the information sought and the purpose for seeking the information; and

(C) The information sought is directly connected to the Member's purpose.

Within ten (10) days after receiving a demand pursuant to 17.1 of this Agreement, the Company shall in a record inform the member that made the demand:

i. Of the information that the Company will provide in response to the demand and when and where the company will provide the information; and

ii. If the company declines to provide any demanded information, the Company's reasons for declining.

The rights under this Section 17 do not extend to an Assignee or a Transferee.

17.2. Restrictions. In addition to any restriction or condition stated in its Operating Agreement, the Company, as a matter within the ordinary course of its activities, may impose reasonable restrictions and conditions on access to and use of information to be furnished under this Section 17, including designating information confidential and imposing nondisclosure and safeguarding obligations on the recipient in form and substance satisfactory to the Manager in its sole discretion prior to any Member access to the Company's books and records.

SECTION 18. MISCELLANEOUS

18.1 Notices. All notices required or permitted under this Agreement or related to this Agreement or the Company shall be deemed sufficient if in writing and delivered personally or sent by certified mail, return receipt requested, to the Company or a Member, at their last known address. All notices shall be effective on the date of personal delivery, or in the case of mailing, on the date set forth on the receipt of certified mail. In computing any time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included, and the last day of the period so computed shall be included unless it is a Saturday, Sunday or legal holiday in Wyoming, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday in Wyoming.

18.2 Entire Agreement. This Agreement embodies the entire understanding and agreement among the Company and the Members concerning the Company and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

18.3 Amendment. This Agreement shall not be amended nor shall any rights under this Agreement be waived except by unanimous written consent from the owners of Seventy Five Percent (75%) of the Common Units.

18.4 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming.

18.5 Construction. References to a Member, including by use of a pronoun, shall be deemed to include masculine, feminine or neutral, singular or plural, and any Person where applicable. References in this Agreement to capitalized terms shall have the same meaning whether in the singular or plural form.

18.6 Severability. The invalidity or unenforceability of any term or condition of this Agreement shall not affect the other terms or conditions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable terms or conditions were omitted.

18.7 Headings. The headings of Sections of this Agreement are for convenience of reference only and are not intended to restrict, affect or be of any weight in the interpretation or construction of the terms and conditions of such Sections.

18.8 Further Assurances. Each Member hereby agrees to execute and deliver to the Company within five (5) days after receipt of a written request therefore, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Manager deems necessary, useful or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

18.9 Attorney Fees. In the event of a default by the Company or a Member under this Agreement, the non-defaulting parties under the Agreement shall be entitled to recover from the defaulting party all costs and expenses incurred by the non-defaulting parties by reason of such default, including, without limitation, reasonable attorneys' fees and costs and court costs, whether such amount are incurred with or without legal action.

18.10 Binding Effect. This Agreement shall bind, inure to the benefit of and be enforceable by the parties and their respective successors, which for purposes of this Agreement shall include, without limitation, heirs, devisees, personal representatives and assignees.

18.11 Effective Date. This Agreement shall become effective when all parties to this Agreement have executed it and once effective shall relate back to the time the Articles of Organization for the Company were filed by the Wyoming Secretary of State.

18.12 Counterparts. The parties to this Agreement may execute it in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement. A facsimile copy of the signature on this Agreement of any party to this Agreement shall have the same force and effect as an original of such signature, the copy of this Agreement to which such facsimile copy of the signature has been attached shall be deemed to have been duly and legally signed and delivered, and such copy of this Agreement to which such facsimile copy of the signature has been attached may be admitted into evidence without the necessity of producing the original of such signature or proving delivery of this Agreement. Notwithstanding the foregoing sentence, the parties to this Agreement shall promptly mail signed originals of this Agreement which have been telecopied to the appropriate parties as soon as possible after signing. This Section shall apply to any amendments or supplements to this Agreement.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

COMPANY:

ESPANITA TEQUILA COMPANY, LLC

By: M. Wilson

Name: M. WILSON

Title: PRESIDENT

ESPANITA TEQUILA COMPANY, LLC LIMITED LIABILITY COMPANY 2020 SHERIDAN, WY

Exhibit A

TO LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
ESPANITA TEQUILA COMPANY, LLC

Member	Common Units	Preferred Units
Spirited Ventures I, LLC	14,000,000	0
Wilson, M	500,000	0
Rostok, Ltd	500,000	0
Total:	15,000,000	0

Exhibit B

ESPANITA TEQUILA COMPANY, LLC

FORM OF A JOINDER AGREEMENT

THIS Joinder AGREEMENT (this "Joinder Agreement") is entered into on this_____th day of______________, 20___ ,by and among ESPANITA TEQUILA COMPANY, a Wyoming limited liability company (the "Company"), and the Membersand Spouse or Domestic Partners (as each such terms are defined in the Company Agreement, as defined below).

WITNESSETH

WHEREAS, the Company, and certain Initial Members and their Spouses or Domestic Partners have previously entered into a Company Agreement, dated January 15th, 2020 (the "Company Agreement");

WHEREAS, the Company Agreement provides that the Company shall execute an agreement with each Additional Member and his or her Spouse or Domestic Partner, if applicable, pursuant to which the Additional Member and Spouse or Domestic Partner, for themselves and for their respective successors, successors in interest, heirs, legatees, devisees and legal representatives, agree to be bound by the terms and conditions of the Company Agreement, as if an original party to the Company Agreement; and

WHEREAS, the undersigned___________________________________, and Spouse or Domestic Partner (if applicable), ________________________, desire to acquire a Membership Interest in the Company.

NOW, THEREFORE, for and in consideration of the premises and mutual and dependent covenants and agreements herein contained, the Company, on its own behalf and as agent for each previous Member and Spouse or Domestic Partner, and____________________and Spouse or Domestic Partner (if applicable), agree as follows:

1. A true and correct copy of the Company Agreement, as heretofore amended, is attached hereto and incorporated fully herein by reference. All undefined capitalized terms used in this Joinder Agreement shall have the meaning ascribed to them in the Company Agreement.

2. The undersigned,______________and Spouse or Domestic Partner________________(if applicable) hereby agree to all of the terms, covenants, conditions, limitations, restrictions and provisions contained in the Company Agreement. By execution of this Joinder Agreement, the undersigned agree to be bound by the terms and conditions of the Company Agreement, including those additional terms set forth below, and agree that the Company Agreement shall be binding upon and inure to the benefit of the heirs, legatees, devisees, legal representatives, successors and permitted assigns of the undersigned.

3. ___________________________ and____________________________acknowledge receipt of a true and correct copy of the Company Agreement and further acknowledge that they have read the Company Agreement and understand

and agree to abide by all terms, covenants, conditions, limitations, restrictions and provisions contained in the Company Agreement, including those additional terms, if any, set forth below.

4. ___________________________ and__________________hereby become a "Member" and a "Spouse" or "Domestic Partner", respectively, for all purposes of the Company Agreement as if original parties to the Company Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Adoption Agreement on the date first above written.

ESPANITA TEQUILA COMPANY, LLC

By: _______________________________________
[Insert Title],
on behalf of the Company

and as agent for each Member and Spouse/Domestic Partner

____
[Printed Name of New Member]

By: _____________________________________
[Member Signature]

Address:_____________________________________
Facsimile No. : _______________________________
Attention: ____________________________________

____
[Printed name of Spouse/Domestic Partner of New Member]

By: _______________________________________
[Spouse/Domestic Partner Signature]

Address if different from New Member:
____
____

ACTION BY UNANIMOUS WRITTEN CONSENT OF
THE MANAGING MEMBERS
OF
ESPANITA TEQUILA COMPANY, LLC

The undersigned, constituting all the Managing Members (the "***Managers***") of **ESPANITA TEQUILA COMPANY, LLC**, a Wyoming limited liability company (the "***Company***"), pursuant to the Company's Operating Agreement dated January 15th, 2020 and the applicable provisions of Wyoming law, adopt the following resolutions by written consent:

CROWDFUNDING FINANCING APPROVAL

WHEREAS, the Managers have determined that it is in the best interests of the Company to engage Wefunder Portal LLC (the "**Portal**") to act as the funding portal in connection with the Company's offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder, as amended (the **"Offering"**) to raise up to $5,000,000 USD through the authorization, sale and issuance of non-voting preferred membership units (the **"Units"**) of the Company pursuant to the subscription agreement in the form provided to the Managers (the "***Subscription Agreement***"); and

WHEREAS, after careful consideration, the Managers have determined that the terms and conditions of the Units and Subscription Agreement are just, equitable and fair as to the Company and that it is in the best interests of the Company to enter into the Subscription Agreement subject to the terms and conditions agreed upon by the parties.

NOW, THEREFORE, BE IT RESOLVED, that the Units are approved in all respects.

RESOLVED FURTHER, that the officers of the Company are authorized and directed, for and on behalf of the Company, to sell the Units pursuant to the Subscription Agreement in accordance with their terms and conditions.

RESOLVED FURTHER, that the Offering will be made pursuant to the Form C of the Company that will be filed by the Company with the Securities and Exchange Commission and will be made available on the Portal's website at www.wefunder.com, and the same may be amended from time to time (the "**Form C**").

RESOLVED FURTHER, that the officers of the Company are authorized and directed, for and on behalf of the Company, to execute and deliver the Units and Subscription Agreement, and any and all other agreements, certificates or documents required or contemplated by any of the Units or Subscription Agreement or deemed necessary or appropriate in connection therewith, and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed.

RESOLVED FURTHER, in connection with and in furtherance of the transactions contemplated by the Units, that the officers of the Company are authorized

and directed, for and on behalf of the Company, to negotiate or otherwise cause such additions, modifications, amendments or deletions to be made to any of the Units or Subscription Agreements, and such other agreements, certificates or documents, as any such officer may approve, and the execution and delivery thereof by any officer of the Company shall be deemed conclusive evidence of the approval of any such addition, modification, amendment or deletion.

RESOLVED FURTHER, that the Units shall be offered, sold and issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended, and any applicable exemption under applicable state blue sky laws, and that the officers of the Company are authorized and directed, for and on behalf of the Company, to execute and file any forms, certificates, notices or other documents that are necessary or appropriate pursuant to federal or state securities laws.

OMNIBUS RESOLUTIONS:

RESOLVED, that the officers of the Company are authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as any such officer deems necessary or appropriate in order to implement the foregoing resolutions.

This Action by Written Consent shall be filed with the minutes of the proceedings of the Managing Members of the Company.

The undersigned have executed this Action by Written Consent as of the date set forth under his or her name below. Any copy, facsimile, PDF or other reliable reproduction of this Action by Written Consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile, PDF or other reproduction be a complete reproduction of the entire original writing.

Manager:

[*Signature*]

____

SPIRITED VENTURES I, LLC

Managing Member

22 of March, 2021

Date ______________________